ANAVEX LIFE SCIENCES CORP.
14 Rue Kleberg, CH 1201
Geneva, Switzerland

March 7, 2008

VIA COURIER AND EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
USA

Attention:	Keira Ino
Staff Accountant

Dear Sirs:

Re:	Anavex Life Sciences Corp. (the “Company”)
Item 4.01 on Form 8-K
Filed on March 4, 2008
File No. 000-1314052

     Thank you for your letter of March 5, 2008 with respect to Item 4.01 of our current report on Form 8-K filed on March 4, 2008. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of March 5, 2008.

Item 4.01

1. Please amend your Form 8-K to file as an exhibit thereto, a currently dated former accountant’s letter that references the Form 8-K that you are filing. Such letter must be filed within two business days of your receipt. Refer to Item 304(a)(3) of Regulation S-K.

     Further to your request, we advise that on March 7, 2008, we attended to the filing of a Form 8-K/A with a currently dated former accountant’ letter attached as Exhibit 16.1 to the Form 8-K/A.

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any further comments you may have with respect to our response.

Yours truly,

ANAVEX LIFE SCIENCES CORP.

/s/ Harvey Lalach
Harvey Lalach
President, Chief Financial Officer and Secretary